Exhibit (a)(2)

June 24, 2003

Dear Colleague:

We are delighted to inform you that the Company’s stockholders have approved our proposal for a stock option exchange program. As an option holder of American Tower stock, this means that you will have another opportunity to evaluate your option grants and decide whether you would like to participate in an exchange program. This program is similar to the one offered in 2001, with one significant difference: options that are issued through this program will have the same vesting schedule as the options that you elect to exchange. This means that the vesting schedule and the vested portion of your new options will be maintained from your exchanged options as of the date of the new grant. Note, however, that in order to satisfy certain legal requirements, you will not be able to exercise any of the new options for an additional six months after the grant date even if they are vested.

Enclosed is an offer from the Company to exchange your current stock options that have an exercise price which is $10.25 or greater for new options that will be granted and priced no earlier than 6 months and 1 day following the close of this offer. We believe this is a fair proposal and urge you to consider it carefully. You are not obliged in any way to accept this offer. It’s totally up to you.

Even though our stock price has been increasing lately, there are still many of you with stock options that have a price far in excess of the current fair market value and this weakens the connection between performance and option value. The stock option exchange program is designed to allow you to exchange your eligible higher-priced options for fewer options at a new lower exercise price. This program applies only to options issued from our 1997 stock option plan and does not apply to shares you may have purchased on your own in the open market or may have purchased through the Employee Stock Purchase Plan. The goal of the program is to offer an opportunity for you to improve the expected value of your option grants that were made at relatively high strike prices. However, there is no guarantee of this outcome as we cannot predict what the stock price will be when you are able to exercise your options.

A general outline of how this program works is attached. We hope you give this program consideration. It is designed to help restore the inherent value and upside in your option grants, and to better position you to share in the growth that we are all working together to create.

Sincerely,

Steve Dodge Chairman and Chief Executive Officer	Jim Taiclet President and Chief Operating Officer

Here’s how the program generally works:

•	Stock options granted at an exercise price which is $10.25 or greater can be exchanged at a rate of two-for-three. That is, for every three shares covered by an option you exchange, you’ll receive an option for two shares. For example, if you exchange an option for 300 shares exercisable at $21.20 each you will receive an option for 200 shares exercisable at the fair market value of our Class A common stock on the date the new option is granted to you.

•	If you choose to exchange any options under this program, you must exchange the entire amount of the applicable grant. For example, if you were granted an option to acquire 1,500 shares on December 15, 2001 that you wish to exchange, you must exchange that grant in its entirety (that is, for all 1,500 shares), rather than just a portion of it.

•	In order to remain compliant with the desired accounting treatment for this program, if you decide to tender any of your eligible options, then you must tender all of the options that you received after December 23, 2002 and prior to the expiration date of this offering that have a lower exercise price than the highest exercise price of the options that you elect to tender.

•	Should you participate, your new options will be issued not earlier than six months and one day from the expiration date of this exchange offer and at the fair market value at the time the new options are granted. You will not, however, receive your new options if you are not employed by American Tower or one of our eligible subsidiaries at the time of the proposed grant.

•	The new options will preserve the same vesting schedule and expiration date as the eligible options tendered. Due to certain provisions of federal law, however, you will not be able to exercise any exchanged options for an additional six months after the new grant date – even if those options are vested. At that time, the new options will become exercisable to the same extent as the options they replace.

If you do some calculations, you will see that even with the two-for-three share exchange rate you may be better off making the exchange for your high priced options unless there is a dramatic increase in our stock price in the near term.

To take advantage of this exchange, please read the enclosed materials, including the exchange offer document and the risks described therein, and sign and return the election form to Ms. Suzanne Walsh by August 1, 2003. Any election forms received and postmarked after that date will not be eligible for the exchange. If you have any questions, or would like more information, please contact Ms. Suzanne Walsh (617-375-7500) at the corporate office in Boston.